The United States Life Insurance Company in the City of New York (USL)

Home Office:

[1133 Avenue of the Americas,

33rd Floor New York, New York 10036]

Administrative Service Office

[Retirement Services Center, P.O. Box 15648, Amarillo, Texas 79105]

PARTICIPANT: [John Doe]

GROUP NUMBER: [12345]	DATE OF ISSUE: [01/01/2025]

PARTICIPANT ACCOUNT NUMBER: [123A456]	ANNUITY DATE: [01/01/2045]

This Certificate is issued to the named Participant under the Group Annuity Contract (“Contract”). It contains a summary of Your rights and benefits under the Contract, but it is not a part of the Contract and does not change any of the terms or provisions of the Contract. USL will pay annuity and other benefits as provided in the Contract.

PLEASE READ YOUR CERTIFICATE CAREFULLY

See Index on Page 2

•	Maintenance Charge – There is no account maintenance charge.
•

Separate Account Charge – There is a daily charge against the Separate Account at an annual rate of up to 1.25% of the assets of the Variable Investment Options to which assets are allocated. This charge only applies to assets of the Variable Investment Options. See Section 2.06.

•	Cash Surrender or Withdrawal Charge – There is no charge at the time of surrender or withdrawal.

The conditions and provisions on the following pages, including any attached Endorsement(s) and/or Rider(s) to the Certificate, are the entire legal contract between USL and the Participant. No agent has the authority to change this Certificate or waive any of its provisions. Only the President or a Vice President of USL may change this Certificate. Any such changes must be in writing. All conditions and provisions are subject to applicable state and federal laws. In the instances of a conflict between the terms of the Contract and the terms of the Certificate, the terms of the Certificate will govern.

RIGHT TO EXAMINE – If, within 20 days of receipt of this Certificate under the Contract (60 days if the Certificate under this Contract replaced any other life insurance or annuity contract(s) or certificate(s)) You are not satisfied with it, You may return this Certificate to Our Administrative Service Office or to an authorized representative of the Company. The Company will refund the Purchase Payment, including any fees or other charges, or the Accumulation Value, whichever is greater, as of the business day during which We or an authorized representative receives the Certificate under the Contract as of the date the Certificate under the Contract is mailed (post-marked date) to Us. Upon such refund, the Certificate under the Contract shall be void.

EXECUTED AT USL’S HOME OFFICE ON THE DATE OF ISSUE

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ANNUITY PAYMENTS AND SURRENDER VALUES PROVIDED BY THIS CERTIFICATE WHEN BASED ON INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO FIXED DOLLAR AMOUNT AND WILL INCREASE OR DECREASE IN VALUE BASED ON INVESTMENT RESULTS.

The smallest annual effective rate of the investment return that would have to be earned on assets of the Separate Account so that the dollar amount of variable annuity payments will not decrease is 6.25%, compounded daily. The smallest annual rate of investment return may be lower depending on the Separate Account Charge and Assumed Investment Return elected.

[USL may close the fixed account options provided for in the Contract and this Certificate to new deposits or transfers at any time after the Date of Issue with [ 30 ] days advance written notice (see section 3.01). ]

PARTICIPANT CERTIFICATE

GROUP VARIABLE DEFERRED ANNUITY CONTRACT WITH FIXED FUNDING

NON-PARTICIPATING

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INDEX
Section 1	DEFINITIONS	[6-7]

Section 2	CONTRACT AND PURCHASE PAYMENTS	[7]
2.01	Incontestability	[7]
2.02	Minimum Contract Value	[7]
2.03	Plan Provisions	[7]
2.04	Purchase Payments	[7]
2.05	Maintenance Charge	[7]
2.06	Separate Account Charge	[7]

Section 3	INVESTMENT OPTIONS	[7]
3.01	Fixed Account Options	[7-8]
3.02	Variable Investment Options	[8]
3.03	Accumulation Unit	[8]
3.04	Accumulation Unit Value	[8]
3.05	Transfers During the Accumulation Period	[9]
3.06	Transfers During the Annuity Period	[9]

Section 4	BENEFITS	[9]
4.01	Cash Surrender or Withdrawal	[9]
4.02	Transfer Restrictions to Other Funding Entities	[9-10]
4.03	Conditions Under Which the Transfer Restriction to Other Funding Entities	[10]
4.04	Will Not Apply Annuity Period	[10]
4.05	Starting Annuity Income Benefits	[10]
4.06	Partial Annuitization/No Commutation	[10]
4.07	Minimum Annuity Payments	[11]
4.08	Misstatement of Age	[11]
4.09	Annuity Income (Payment) Options	[11]
4.10	Fixed or Variable Annuity Basis	[11- 12]
4.11	Variable Annuity Payments	[12]
4.12	Assumed Investment Rate (AIR)	[12]
4.13	Annuity Units and Annuity Unit Value	[12]
4.14	Betterment of Rates	[13]
4.15	Actuarial Basis of Computation	[13]
4.16	Beneficiaries	[13-14]
4.17	Death Payment Provisions	[14-15]

Section 5	CODE REQUIREMENTS AND RETIREMENT PLAN PROVISIONS	[15]
5.01	General	[15]
5.02	Direct Rollovers	[15-16]

Section 6	GENERAL PROVISIONS	[16]
6.01	Assignment	[16]
6.02	Vesting	[16]
6.03	Written Notices to Us	[16]
6.04	Reports	[16]
6.05	Voting Rights	[16]
6.06	Suspension of Payments	[16]
6.07	Deferral of Cash Surrender or Withdrawal	[16]

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6.08	Proof of Survival	[17]
6.09	Substitution of Investment Fund Shares	[17]
6.10	Minimum Benefit	[17]
6.11	Separate Account	[17]
6.12	Merger or Closure of One or More Investment Options	[17-18]
6.13	Termination of the Contract by USL	[18]
6.14	Forfeiture	[18]
6.15	Distributed Contract	[18]
6.16	Applicable Law	[18]
6.17	Non-Participating Contract	[18]

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Section 1 – DEFINITIONS

Accumulation Period – the time between the date of the first Purchase Payment and the Annuity Date, as defined in Section 4.04, for a Participant.

Accumulation Value – equals the sum of the values of the Fixed Account Options and Variable Investment Options allocated to a Participant Account that have not been applied to provide annuity payments.

Administrative Service Office – the address shown on Page 1 of the Contract or this Certificate where all Written Notices to Us regarding the Contract or this Certificate are to be sent.

Annuitant – means the person on whose life USL will base payments during the Annuity Period.

Annuity – a periodic benefit purchased for a Participant under Section 4.

Annuity Period – the time during which USL makes annuity payments.

Certificate Year – the twelve month period starting with the issue date of a Participant’s Certificate and each anniversary of that date.

Code – the Internal Revenue Code of 1986, as amended.

Company – “We,” “Our,” “Us,” “Company,” or “USL,” means The United States Life Insurance Company in the City of New York.

Contract – the legal agreement between USL and the Contract Owner, under which this Certificate is issued.

Contract Owner – the entity that makes application for the Contract. A reference to “You” or “Your” means the Contract Owner or designated administrator.

ERISA - the Employment Retirement Income Security Act of 1974, as amended.

General Account – assets of The United States Life Insurance Company in the City of New York other than those in the Separate Account or any other segregated asset account.

Investment Fund – an investment portfolio or fund which is the underlying investment medium for a Variable Investment Option.

Participant – a person for whom or with respect to whom Purchase Payments are made under the Certificate. Any reference to “You” or “Your” means Participant.

Participant Account – an individual account which is established for a Participant to record the Accumulation Value for the Participant.

Plan – the employer-sponsored retirement plan, annuity purchase arrangement, or deferred compensation program for which the Contract is issued.

Purchase Payment – an amount paid to USL for allocation to a Participant Account.

SEC – The U. S. Securities and Exchange Commission.

Separate Account – a segregated asset account established under the New York Insurance Law (known as USL Separate Account RS).

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Surrender Value – the Accumulation Value of a Participant Account excluding any full or partial annuitization.

Section 2 – CONTRACT AND PURCHASE PAYMENTS

2.01 Incontestability – This Contract is incontestable.

2.02 Minimum Contract Value – We can distribute the Surrender Value if the Accumulation Value for Your account falls below [$300] and there are no Purchase Payments for [two Certificate Years].

2.03 Plan Provisions – As further explained in Section 5, the Contract is subject to the provisions of the Plan. To the extent provided by the Plan, any rights that may be exercised by You under the Contract may instead be exercised by the Contract Owner or a Plan representative.

2.04 Purchase Payments – Purchase Payments may be made at any time during the Accumulation Period and may include amounts that are rolled over or directly transferred from another plan; however, We reserve the right to limit, refuse or cease accepting Purchase Payments into the Contract or this Certificate, or specific categories of Purchase Payments (e.g., transfers from other plans or from other accounts or investments under the Plan, or transfers or Purchase Payments that are not periodic or that are limited in dollar amount) at any time, with not less than [180] days advance notice of such limitation or cessation. We require no payment beyond the first. There is no penalty if any scheduled payments are omitted or stopped.

If only one Purchase Payment is to be allocated to Your account, it must be at least [$1,000]. Periodic payments must be at least [$30] each. USL may waive this minimum.

We may deduct amounts from Purchase Payments or from the Accumulation Value for applicable premium taxes, if any. We will allocate the net Purchase Payment to one or more Investment Options according to Your directions.

2.05 Maintenance Charge – There is no account maintenance charge.

2.06 Separate Account Charge – We deduct a daily charge from the Separate Account. The amount of the charge depends on the Variable Investment Options from which it is deducted and is imposed at an annual rate of up to 1.25% of the assets of the Variable Investment Options.

Section 3 – INVESTMENT OPTIONS

We will allocate Purchase Payments to one or more Variable Investment Options and Fixed Account Options (“Investment Options”) selected by You on the enrollment form. Each selection must be a whole percentage of Purchase Payments. We reserve the right to limit the number of Investment Options available under the Contract and this Certificate as set forth in Section 3.05(a). The Investment Options available under the Contract and this Certificate will be those selected by the Contract Owner on the application. The Contract Owner may request, from time to time, that We add or substitute Investment Options available from the Separate Account. Any such request will be subject to Our approval and to any other applicable limitations in the Contract.

3.01 Fixed Account Options – Fixed Account Options are based on the General Account. Allocations to the Fixed Account Options earn interest as credited daily by USL during the Accumulation Period. The interest credited will be at least the guaranteed minimum interest rate.

(a)	The guaranteed minimum interest rate that will be credited to amounts in the Fixed Account Options for a Participant Account during the Accumulation Period will be shown

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on the Investment Information Page or an applicable endorsement, if needed, for that Participant Account.

(b)

Notwithstanding subparagraph (a) above, a separate guaranteed minimum interest rate will be used to determine minimum fixed annuity payments during the Annuity Period. The guaranteed minimum interest rate for fixed annuity payments will be 2% or the Guaranteed Minimum Interest Rate shown on the Investment Information Page for that Participant Account, if less.

There are two Fixed Account Options: Short Term Fixed Account and Fixed Account Plus.

(i)

Short Term Fixed Account. We will credit interest to the Short Term Fixed Account on a portfolio basis. On the portfolio basis, all amounts accumulated will be credited with the same rate of interest for not less than a calendar year.

(ii)

Fixed Account Plus. We will credit interest to the Fixed Account Plus on the following basis: Periodically, but not less frequently than annually based on a calendar year, We will declare interest rates that apply separately to amounts accumulated in separate time periods. Each such declared interest rate will be the same rate of interest for not less than a calendar year.

[Throughout the duration of the Contract, USL may close one or more of the Fixed Account Options to deposits or transfers, and to transfers among the Investment Options, at any time after the Date of Issue with [30] days advance written notice. USL may make the Fixed Account Options available or close the Fixed Account Options as frequently as it determines at any point in time while the Contract is in force, provided USL gives [30] advance written notice in each case. This right may be exercised where the yield on investments would not support the guaranteed minimum interest rate or where new Purchase Payments or transfers in or among Investment Options do not comply with requirements regarding transfers provided for in this Certificate.]

3.02 Variable Investment Options – Variable Investment Options are based upon Investment Funds available within the Separate Account. The Separate Account invests in a number of Investment Funds. Each Investment Fund underlying a Variable Investment Option has a different investment objective. Investment returns on Variable Investment Options may be positive or negative and are not guaranteed.

3.03 Accumulation Unit – An Accumulation Unit is a measuring unit for amounts allocated to a Variable Investment Option before annuity payments begin. The value of an Accumulation Unit will vary with the net investment return of the respective underlying Investment Fund. Accumulation Units may be credited to Your account due to a Purchase Payment or a transfer from another Investment Option. The number of Accumulation Units credited to Your account is determined by dividing the dollar amount of the transaction by the Accumulation Unit Value for that Variable Investment Option at the next time it is computed.

3.04 Accumulation Unit Value – The Accumulation Unit Value is the value of one Accumulation Unit of a Variable Investment Option. We will calculate it at the end of trading each day the New York Stock Exchange is open, except as described in Section 6.06. The value of an Accumulation Unit of a Variable Investment Option is the Accumulation Unit Value last computed, multiplied by one plus the Investment Rate for the period. The Investment Rate may be positive or negative. The Investment Rate is the change in the value of the Investment Fund’s portfolio (capital gains and losses whether or not realized and investment income) since the last computation, divided by the amount of assets at the beginning of the period, less a factor for:

(a)	The Separate Account Charge for the period at the applicable annualized rate up to 1.25%, and

(b)	Any taxes attributed to the Separate Account or reserve held for such taxes.

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3.05 Transfers During the Accumulation Period – During the Accumulation Period, You may request transfers by telephone, through the Company’s website, or in writing by mail. You may transfer amounts among Investment Options, subject to the following:

(a)	We reserve the right to limit allocations among Investment Options to [twenty] at any one time.
(b)	We reserve the right to require transfers to be at least [30] days apart
(c)

Transfers from the Short Term Fixed Account. After a transfer to the Short Term Fixed Account, You may not make any transfer from the Short Term Fixed Account for [90] days. We may change this transfer restriction at any time. However, the transfer restriction period may not exceed [180] days.

(d)

Transfers from Fixed Account Plus. You may transfer to other Investment Options up to [20%] of the Accumulation Value allocated to Fixed Account Plus during each Certificate Year. If multiple transfers are made in a Certificate Year, the percentages of the Accumulation Value transferred each time will be added together to determine the [20%] transfer limit for that Certificate Year. For each transfer, the percentage transferred is the ratio of the amount transferred to the portion of the Accumulation Value allocated to Fixed Account Plus immediately prior to the transfer. However, if following a [20%] transfer, the remaining amount allocated to Fixed Account Plus would be less than [$500], You may transfer the remaining amount, without charge.

A withdrawal for the purpose of transfers from Fixed Account Plus to another funding entity (under Section 4.02 of this Certificate) counts as a transfer for purposes of the [20%] transfer limit stated above.

3.06 Transfers During the Annuity Period – During the Annuity Period, You may transfer Annuity Unit values among the Variable Investment Options. You may also transfer Annuity Unit values from the Variable Investment Options underlying a Variable Annuity to provide a Fixed Annuity. Transfers must be at least 365 days apart. We will not permit any transfer from a Fixed Annuity during the Annuity Period.

Section 4 – BENEFITS

4.01	Cash Surrender or Withdrawal – There is no charge for cash surrenders or withdrawals.
(a)

Cash Surrender. Subject to the restrictions in Section 5.01 You may surrender Your account before the Annuity Date for a cash payment equal to the Surrender Value as of the date We receive the request at the Administrative Service Office. The Surrender Value is the Accumulation Value.

The Surrender Value of the Fixed Account Options will never be less than the amount of all Purchase Payments allocated to the Fixed Account Options, less any amounts transferred to Variable Investment Options or withdrawn.

(b)	Withdrawal. Subject to the restrictions in Section 5.01You may withdraw a portion of the Accumulation Value in cash at any time before the Annuity Date.

Except as otherwise expressly authorized by a Plan under which this Certificate is held, rights to surrender or withdraw under this Section 4.01, or transfer under Section 4.02, apply to the Participant. If a Plan is authorized to direct such a surrender, withdrawal or transfer, such rights are cumulative of the individual Participant rights under this Section 4.

4.02 Transfer Restrictions to Other Funding Entities – Any amount allocated to one of the Variable Investment Options or the Short Term Fixed Account may be transferred to other funding entities at any time.

(a)

You may transfer up to [20%] of the Accumulation Value of Fixed Account Plus during each Certificate Year. If multiple transfers are made in a Certificate Year, the percentages of the Fixed Account Plus Accumulation Value transferred each time will be added together to determine the

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[20%] transfer limit for that Certificate Year. For each transfer, the percentage transferred is the ratio of the amount transferred to the portion of the Accumulation Value allocated to Fixed Account Plus immediately prior to the transfer. If following a [20%] transfer, the remaining amount allocated to Fixed Account Plus would be less than [$500], such value may also be transferred in full at that time.

(b)	You may transfer 100% of the Fixed Account Plus Accumulation Value without charge over a five year period, under either one of the following two methods:
1)

Five Year Equal Amount Installment Method. The interest rate during the five year payout period will be declared in advance by USL subject to the guaranteed minimum interest rate. No other withdrawals may be made once payments begin.

2)

Decreasing Balance Method. Under this method, 1/5 of the account balance will be transferred the first year; 1⁄4 of the remaining balance the second year; 1/3 of the remaining balance the third year; 1⁄2 of the remaining balance the fourth year; the entire remaining balance the fifth year. Interest under this method will be periodically credited at a rate determined by USL subject to the guaranteed minimum interest rate. Other withdrawals may be made under this method.

Except as otherwise expressly authorized by a Plan under which this Certificate is held, rights to surrender or withdraw under Section 4.01, or transfer under this Section 4.02, apply to the Participant. If a Plan is authorized to direct such a surrender, withdrawal or transfer, such rights are cumulative of the individual Participant rights under this Section 4.

4.03

Conditions Under Which the Transfer Restriction to Other Funding Entities Will Not Apply-There is no restriction on transfers from Fixed Account Plus to another funding entity under any of the following conditions:

(a)	You elect an Annuity Income Option; or

(b)	After your death; or

(c)	You have become totally and permanently disabled; or

(d)	You are separated from service with the employer that maintains the Plan; or

(e)	You are retired from service with the employer that maintains the Plan; or

(f)	To the extent that a withdrawal or surrender is made on account of a hardship under the terms of the employer’s Plan.

4.04 Annuity Period – The Annuity Period begins at the Annuity Date, when Your Accumulation Value is applied under an Annuity Income Option. You may change the Annuity Date shown on the first page of Your Certificate by giving Us at least 30 days’ notice. The selected Annuity Date may be the first day of any calendar month, but if You choose a life income option, the Annuity Date may not precede Your [50th] birthday without Our permission unless otherwise required under the Plan, if any.

4.05 Starting Annuity Income Benefits – At least 30 days in advance of the Annuity Date, the Participant must choose one of the Annuity Income Options in Section 4.09 and provide reasonable proof of age for any person whose age is taken into account under a life income option. If You fail to select another Annuity Income Option, annuity payments will be made on the basis of the Second Option with payments guaranteed for a ten-year period, commencing on the Annuity Date.

4.06 Partial Annuitization / No Commutation – You may choose to apply less than the full Accumulation Value under an Annuity Income Option and may choose different Annuity Dates and different Annuity Income Options for different portions of the Accumulation Value. Therefore, the Contract may, at times, be in both an Accumulation Period and an Annuity Period. If You choose to do this, the provisions of the Contract relating to the Accumulation Period and the Annuity Period will be applied as though there were separate Contracts. Full or partial commutations by You are not permitted.

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4.07 Minimum Annuity Payments – You may not choose any Annuity Income Option if the resulting initial payment would be less than $20 (“Minimum Annuity Payment”) or the Accumulation Value is less than $5,000 (“Minimum Accumulation Value”), in each case under either a Fixed Annuity, Variable Annuity or a combination Fixed and Variable Annuity. We reserve the right to convert monthly payments to quarterly, semi-annual, or annual payments so the initial payment will be at least the Minimum Annuity Payment. If an Annuity Income Option is not available due to a Minimum Annuity Payment not being achievable or failure to meet the Minimum Accumulation Value, then USL may cancel the annuity and pay the Accumulation Value of the Certificate to You with no withdrawal charge.

4.08 Misstatement of Age – If the annuity payments depend upon an individual’s survival and the date of birth of any individual was misstated, We will adjust the remaining payments. The amount remaining to be paid will be the amount that should have been paid with the correct information. We will credit or charge the amount of any underpayment or overpayment against the next succeeding payment or payments, if any remain. We reserve the right to collect any overpayment directly from the payee. Once annuity payments have begun, any underpayments will be made up in one sum including interest at the annual rate of [3]% with the next annuity payment. Overpayments including interest at the annual rate of [3]% will be deducted from the future annuity payments until the total is repaid.

4.09 Annuity Income (Payment) Options – You may choose to receive payments under any of the Annuity Income Options below or any other option agreed to by USL. Annuity payments will be made periodically. Any option chosen must comply with applicable state and federal laws and regulations. Available Annuity Income Options may be limited by the Plan, if any.

FIRST OPTION – Life Annuity With No Guarantee Period – An income payable during Your life. All payments cease at Your death with no further amounts payable.

SECOND OPTION – Life Annuity With Guarantee Period of 5, 10, 15, or 20 years – An income payable during Your life. If, at Your death, We have made payments for fewer than the number of years selected, We will continue payments to the Beneficiary for the remainder of the guarantee period.

THIRD OPTION – Life Annuity With Cash or Unit Refund Option – An income Payable during Your life. Payments cease at Your death. However, the Beneficiary may receive an additional payment. For payments on a Fixed Annuity basis, the additional payment, if any, will be the Accumulation Value applied to this option less the total of all prior payments. For payments on a Variable Annuity basis, the additional payment, if any, will be the current value of the number of Annuity Units credited at the Annuity Date less the number of Annuity Units that have been paid. For this purpose, the number of Annuity Units credited equals the Accumulation Value applied to this option divided by the Annuity Unit Value at the date used to calculate the first annuity payment.

FOURTH OPTION – Joint and Survivor Life Annuity – An income payable during the joint lives of You and a second person and thereafter during the life of the survivor.

FIFTH OPTION – Payments for a Designated Period – An income payable for a selected number of years between five and thirty. This option is available for Fixed Annuities only.

For an Annuity Income Option quote, please call Us at the telephone number under Customer Service Information on the last page of this Certificate. If any annuity income payment option with a guarantee period provides for installment payments of the same amount at some ages for different guarantee periods, We will deem an election to have been made for the longest guarantee period, which could have been elected for such age and amount.

4.10 Fixed or Variable Annuity Basis – A Fixed Annuity provides benefit payments of a fixed dollar amount. A Variable Annuity provides benefit payments which vary with the investment return of the chosen Variable Investment Options.

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You may elect to receive payments under any annuity option as a Fixed Annuity, a Variable Annuity, or a combination Fixed and Variable Annuity. If You make no election, amounts in Fixed Account Options will provide a Fixed Annuity and amounts in Variable Investment Options will provide a Variable Annuity.

4.11 Variable Annuity Payments – We will determine the amount of each Variable Annuity payment by multiplying the number of Annuity Units payable by the Annuity Unit Value on the [tenth] day (or the preceding business day if the [tenth day] is not a business day) prior to the payment due date.

We will determine the number of Annuity Units payable at the beginning of the Annuity Period. We will divide the dollar amount of the first payment by the Annuity Unit Value for that Variable Investment Option on the tenth day before the Annuity Date. The number of Annuity Units payable from each Variable Investment Option remains constant unless You transfer a portion of the annuity benefit between the Variable Investment Options or from a Variable Annuity to a Fixed Annuity. However, the dollar amount payable is not fixed and may change from month to month. Neither expenses actually incurred, other than taxes on the investment return, nor mortality actually experienced, shall adversely affect the dollar amount of variable annuity payments after such payments have commenced. The smallest annual effective rate of the investment return that would have to be earned on assets of the Separate Account so that the dollar amount of the variable annuity payments will not decrease is 6.25%, compounded daily. The smallest annual rate of investment return may be lower depending on the Separate Account Charge and AIR You selected. The Contract’s assumed rate of return is based on compounded interest.

4.12 Assumed Investment Rate (AIR) – Since the future rate of return on Variable Options is unknown, You must choose an Assumed Investment Rate (AIR). The AIR is the assumed rate of return used to determine the first annuity payment for a Variable Annuity Option, and once the AIR is established, it cannot be changed. Rates of 3%, 3 1/2%, 4 1/2%, 5% or a higher rate may be chosen if permitted by state law and regulations. If no AIR is chosen, the AIR will be 3 1⁄2%. A higher AIR will result in a higher initial payment. Choice of a lower AIR will result in a lower initial payment. Payments will increase whenever the Investment Rate exceeds the chosen AIR. Payments will decrease whenever the Investment Rate is less than the chosen AIR.

4.13 Annuity Units and Annuity Unit Value – An Annuity Unit is a measuring unit We use to determine the amount of the annuity payments to be made. All or a portion of the Accumulation Value is used to purchase a stream of annuity payments represented by a number of Annuity Units payable each period. The value of these Annuity Units represents the benefit amount paid each period.

For Fixed Annuity options, the number of Annuity Units equals the dollar amount of each payment since the Annuity Unit Value is fixed at $1.00.

For Variable Annuity options, the Annuity Unit Value varies with the investment rate each period. The Annuity Unit Value is the value of one Annuity Unit of an Investment Option.

The value of a Variable Annuity Unit is A multiplied by B multiplied by C (AxBxC).

A = the Annuity Unit Value for the Variable Investment Option at the immediately preceding computation date

B = 1 + the investment rate for the variable fund for the period

C = the applicable AIR Factor from the following table raised to the power of the number of days in the period

AIR	AIR Factor
3%	0.999919
3 1⁄2%	0.999906
4 1⁄2%	0.999879
5%	0.999866

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4.14 Betterment of Rates – Fixed and Variable Annuity – We will use the applicable current settlement option rates if these will provide higher fixed annuity payments to You, less any applicable premium taxes.

4.15 Actuarial Basis of Computation – For all Annuity Income Options, the value We use to determine annuity payments will be the applied portion of the Accumulation Value on the tenth day (or the preceding business day if the tenth day is not a business day) preceding the date of the first annuity payment, less any applicable premium taxes. The actuarial basis for the life Annuity Income Options is the 2012 Individual Annuity Reserving (IAR) Table using the age nearest Your birthday at the time of the first payment is due and if applicable, a designated second person if permitted under the Annuity Income Options in Section 4.09 and the Fixed Account Option minimum guaranteed interest rate in Section 3.01(b). The annuity rates pertaining to the Actuarial Basis of Computation for Annuity Income Options that are payable for Your lifetime will be furnished upon Your request.

For the Fifth Option, the following table demonstrates payments as described with an example of a 1% interest rate.

DOLLAR AMOUNT REQUIRED TO PURCHASE AN ANNUITY

WITH A FIRST MONTHLY PAYMENT OF $1.00

Option 5 – Payment for a Designated Period

Years of Payment		Years of Payment
5	$58.51	18	$197.68
6	$69.86	19	$207.66
7	$81.11	20	$217.54
8	$92.24	21	$227.32
9	$103.26	22	$237.00
10	$114.18	23	$246.59
11	$124.98	24	$256.09
12	$135.68	25	$265.49
13	$146.27	26	$274.79
14	$156.76	27	$284.01
15	$167.14	28	$293.13
16	$177.42	29	$302.17
17	$187.60	30	$311.11

4.16 Beneficiaries – This Section 4.16 provides for terms relating to a Beneficiary in the event a death occurs during the Accumulation Period or during the Annuity Period.

(a)	Definition of a Beneficiary. A Beneficiary is the person or entity You designate to receive any benefits payable upon Your death.
(b)

Designation of a Beneficiary. During Your lifetime, he or she has the right to designate a Beneficiary and to change the designation. The change may be made by sending a written request to Our Administrative Service Office. A change in Beneficiary will take effect on the date the request is signed; subject to any actions taken by Us prior to the date We receive the written change of Beneficiary notice. Your most recent Beneficiary change notice in writing received by Us will replace any prior Beneficiary designations. We are not liable for any payment(s) made by Us before the receipt of such written change of Beneficiary notice.

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(c)	Payments to Beneficiary. Unless otherwise provided in the Beneficiary designation or in 4.16(a) or (b):
1)	If any Beneficiary dies prior to You, that Beneficiary’s interest will be divided pro rata among the remaining named Beneficiaries.
2)	If no Beneficiary survives You, death benefits will be paid to Your estate.
3)	If any Beneficiary dies after You, that Beneficiary’s interest will pass to his or her Beneficiary or, if none, to his or her estate.
(d)	Simultaneous Death Provision. If We cannot determine whether You or a Beneficiary died first in a common disaster, We will assume that the Beneficiary died first and make payments on that basis.
(e)

Multiple Beneficiaries. You may designate two or more Beneficiaries to receive separate percentage interests in the death benefits payable under this Certificate. Each such Beneficiary may separately exercise the rights that a Beneficiary has under the Certificate.

(f)

Contingent Beneficiaries. You may designate one or more Contingent Beneficiaries. A Contingent Beneficiary will receive benefits payable upon Your death if all of the primary Beneficiaries have died prior to You. A Contingent Beneficiary will have all of the same rights as a Beneficiary during the Accumulation Period or an Annuity Period.

(g)

Trust or Estate as Beneficiary. Payments to a Beneficiary that is a trust or estate will be made only in a lump sum or in installments over a period not to exceed five years, to the extent required by applicable law.

(h)

Unlocatable Beneficiaries. If after exercise of reasonable diligence We are unable to obtain a mailing address or other suitable contact information for a designated Beneficiary using methods allowed by and within the period required by applicable state or federal regulations, then, except as otherwise directed by the Contract Owner and in accordance with the terms of the Plan, if any, or as otherwise required under applicable law, We will deem You to have no designated Beneficiary, and We will pay the proceeds to the Participant’s Estate.

4.17	Death Payment Provisions -

(a) Death During Accumulation Period. If You die during the Accumulation Period, a death benefit is payable. The death benefit is the greater of:

1.	the Accumulation Value of Your Account on the date We receive proof of death in good order, or
2.	100% of Adjusted Purchase Payment Amount.

ii.	Adjusted Purchase Payment Amount means:
1.	On the issue date of Your Certificate, the Adjusted Purchase Payment Amount shall be the sum of all Purchase Payments under the certificate.
2.

On any date after the issue date of Your Certificate, the Adjusted Purchase Payment Amount shall be increased by additional Purchase Payments made to the certificate, and reduced proportionately by all prior Gross Withdrawals as provided in 4.17(a)(iii).

iii.

Each Gross Withdrawal (meaning, all withdrawals of any kind and any portion of the Accumulation Value that has been applied to an Annuity Income Option) shall result in a proportionate reduction in the Adjusted Purchase Payment Amount, determined by multiplying the Adjusted Purchase Payment Amount, measured immediately prior to the Gross Withdrawal, by a fraction. Such fraction shall be equal to the Gross Withdrawal divided by the Accumulation Value immediately prior to the Gross Withdrawal.

In the event no Beneficiary or Contingent Beneficiary has been named, or if none of the Beneficiaries survive the Participant, then benefits will be paid as set forth in this Section 4.17(a)

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consistent with applicable contract or law including the Code and ERISA, and if no such requirements dictate who benefits will be paid to, then to the Participant’s estate. The death benefit is payable at any time Your Beneficiary selects and in any form You could have selected under the Contract. If any Beneficiary or Contingent Beneficiary does not select a form of payment of the death benefit, then the death benefit will be paid as set forth in this Section 4.17(a) consistent with applicable law including the Code and ERISA.

(b) Death During Annuity Period. If You die during the Annuity Period, the amount of the death benefit, if any, will be based on the terms of the Annuity Income Option. Unless You elected the Fourth Option, the Beneficiary may elect to receive the death benefit in one of the following forms:

1)	Continuing annuity payments under the terms of Your Annuity Income Option with the right, for Variable Annuities only, to receive the remaining payments in a lump sum at any time thereafter;
2)	A lump sum; or
3)	Annuity payments under another Annuity Income Option, based on the available lump sum.

The lump sum available under these alternatives is the present value of remaining payments, discounted at the Assumed Investment Rate, and based on the current Annuity Unit Value for 2) and 3), or the value next determined after receipt of the request at USL’s Administrative Service Office for 1).

(c) Investment Options and Other Rights. Until the death benefits have been fully paid, Your Beneficiary will be entitled to exercise all the Investment Options and other rights You can exercise under the Contract. Unpaid death benefits that have not been applied under an Annuity Income Option will have an Accumulation Value determined in the same manner as Your Accumulation Value.

(d) Proof of Death. Proof of death may be made by sending USL a certified copy of the death certificate, a certified copy of a decree of a court of competent jurisdiction as to death, a written statement by an attending physician, or any other proof satisfactory to USL.

Section	5 – CODE REQUIREMENTS AND RETIREMENT PLAN PROVISIONS

5.01	General -

(a)

The Contract Owner may impose limits and/or requirements on the Participant consistent with the terms of the Plan; however, such Plan provisions do not become part of the Contract. No such Plan provision shall limit a Participant’s rights under this Contract, unless the Contract Owner has provided USL with written notification of such provision. In no event shall any such Plan provision enlarge USL’s obligations under the Contract and this Certificate.

(b)	Additional Plan-related provisions may be added to Your Certificate by endorsement.

(c)

If Your Purchase Payments are made under a voluntary salary reduction agreement as part of a tax-deferred annuity arrangement under Section 403(b) of the Code, there may not be a separate Plan document, in which case the Contract is the Plan.

5.02 Direct Rollovers – If any benefit payable under this Certificate constitutes an “eligible rollover distribution” within the meaning of Section 402 of the Code, You have the right to elect to have such distribution paid directly to an “eligible retirement plan” in a transaction designated under the Code as a “direct rollover.” Before any eligible rollover distribution is made to You, we will provide You with a written

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explanation of Your right to make a direct rollover and the tax consequences of making or not making a direct rollover. No surrender, withdrawal, or other benefit distribution that constitutes an eligible rollover distribution will be made to You under this Certificate, unless the Code’s requirements applicable to eligible rollover distributions have been satisfied. Except for eligible rollover distributions, We reserve the right to make payments only to You or Your Beneficiary.

Section	6 – GENERAL PROVISIONS

6.01 Assignment – Any assignment of this Certificate or any right or interest hereunder, must be filed with Us. Either the original assignment or a duplicate copy thereof may be filed. The assignment shall be binding on Us only after filing. We assume no responsibility for the sufficiency or validity of any assignment. However, an assignment of this Certificate may give rise to a recognition of taxable income which We must report to the Internal Revenue Service.

6.02 Vesting – Except as may be provided in the Plan, the Code, and ERISA, Your rights under the Contract are fully vested and nonforfeitable. USL Separate Account RS holds all assets for Variable Investment Options for the exclusive benefit of Participants, Beneficiaries, and other holders of annuity contracts.

6.03 Written Notices to Us – Except as specifically provided otherwise, any notice of change, election, choice, option or other exercise of right given under the Contract must be in a written request or notice in acceptable form to Us, which is signed and dated by You. Such notice will be deemed effective as of the date of the written request for the change and must be received at Our Administrative Service Center. The change will be subject to action taken by Us before the request is received.

6.04 Reports – We will send You a Separate Account financial report twice each year if You have value in any Variable Investment Option. We will send to You, at least annually, a statement showing the dollar value of all investment options, investment performance since the prior statement, and as applicable, the number and value of any Variable Accumulation Units credited to Your account. All statements will be mailed within two months of the date of the information.

6.05 Voting Rights – We will hold the voting rights on all shares held in the Separate Account. To the extent of this Contract’s participation in the Separate Account through one or more Variable Investment Options, We will vote those shares as instructed. Except as otherwise directed by the Contract Owner and pursuant to the Plan, You, or the Beneficiary, if You have died, will have the voting instruction rights prior to the Annuity Date. The annuity payee will have the voting instruction rights on and after the Annuity Date.

6.06 Suspension of Payments – USL reserves the right to suspend or postpone payments or withdrawals under the Separate Account for any period when: (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings); (b) when trading on the New York Stock Exchange is restricted; (c) when an emergency prevents disposal of or determination of the value of shares of the Variable Account Options is not reasonably practicable; or (d) during any other period when the SEC, by order, so permits for the protection of security holders. The Company will notify the New York State Department of Financial services of this under this Section 6.06.

6.07 Deferral of Cash Surrender or Withdrawal –USL may defer payment of any surrender of amounts accumulated in Fixed Account Options if permitted by applicable law. Deferral shall not exceed six months from the receipt of written notice at the Administrative Service Office in good order. Interest shall be paid if payment is deferred for ten days or more after the date on which the surrender notice was received by USL on fully and accurately completed forms and/or instructions, including any necessary documentation We may require, applicable to any given request from You received at Our Administrative Service Center. Interest will be credited at the rate then currently being credited in the applicable Fixed Account Options.

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6.08 Proof of Survival – We reserve the right to require reasonable proof that You and any payee is alive on the date any benefit payment is due. If this proof is not received after requested in writing, We will have the right to make reduced payments or to withhold payments entirely until such reasonable proof is received. Such proof will only be required no more frequently than annually or if We have reasonable suspicion You or a payee is deceased.

6.09 Substitution of Investment Fund Shares – If shares of a particular Investment Fund are not available or if, in the judgment of USL, such shares are no longer appropriate for a Variable Investment Option, shares of another Investment Fund may be substituted for the Investment Fund shares already held under the Variable Investment Options and for those to be purchased by future Purchase Payments or transfers under this Contract. In the event any substitution occurs, USL will notify the Contract Owner in advance of the substitution.

6.10 Minimum Benefit – The paid up annuity, cash surrender or death payment available under this Contract will not be less than the minimum benefits required by any statute of the state in which the Contract is delivered.

6.11 Separate Account – Amounts allocated by Us to a Separate Account shall be owned by Us. The Separate Account assets shall be Our property. All of the assets of the Separate Account are not chargeable with liabilities arising out of any other business of USL, provided that the portion of assets of the Separate Account not chargeable with liabilities arising out of any other business of USL shall not exceed the following: (a) the assets purchased with considerations allocated to the Separate Account by the Contract Owner or Participant certificate holder; minus (b) any benefits paid from such assets; minus (c) any charges taken from such assets under the terms of the Contract or a Participant certificate; minus (d) any Contract Owner or Participant certificate holder initiated transfers of such assets out of the Separate Account; plus (e) the net investment returns earned on the net amount of such assets.

6.12 Merger or Closure of One or More Investment Funds – The following provisions will apply in the event of closure of or changes to the Short Term Fixed Account and the Fixed Account Plus or to one or more of the Investment Funds underlying the Variable Investment Options in the Separate Account described in Section 3.02:

(a)

If the Short Term Fixed Account and/or the Fixed Account Plus, or an Investment Fund, is closed to new Purchase Payments and/or new transfers, and absent alternate directions from You, amounts that otherwise would have been deposited into the closed Fixed Account Option(s) will be invested in a money market fund Variable Investment Option, if available, or otherwise, in the Short Term Fixed Account, and with respect to a closed Variable Investment Option(s), amounts that otherwise would have been deposited into the closed Variable Investment Option will be invested in such other Investment Option(s), as consistent with applicable law.

(b)

If a change is made to one or more of the underlying Investment Funds, through a merger or other fund action, upon official notification of such fund action(s) the Company will make reasonable efforts to provide advance notice to the Plan of any relevant changes.

(c)

If an Investment Fund then available in the Plan (“Merged Fund”) is to be merged with and into an Investment Fund that is not available in the Plan (“Surviving Fund”): (i) the Plan may direct assets in the Investment Option invested in the Merged Fund, and any future contributions that would be allocated to such Variable Investment Option, to another Variable Investment Option available in the Contract; or (ii) if prior to the effective date of a fund merger, a Plan has not provided to the Company any directions under Section 6.11(b) or Section 6.11(c)(i), then: (x), the Contract shall default to inclusion of the Variable Investment Option invested in the Surviving Fund, (y) Plan assets in the Variable Investment Option invested in the Merged Fund shall be allocated to the Variable Investment Option invested in the Surviving Fund upon the effective date(s) of the fund merger, and (z) contribution instructions directing allocations to the Variable Investment Option invested in the Merged

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Fund at the effective date of the merger shall be redirected to the Variable Investment Option invested in the Surviving Fund following the effective date(s) of the fund merger, until or unless alternate direction is provided by or on behalf of the Plan.

6.13 Termination of the Contract by USL – USL may suspend the Contract by giving written notice as otherwise provided in the Contract or if it is determined that Purchase Payments do not comply with the requirements of the Code or ERISA. Upon depletion of all the assets under the Contract, the Contract will terminate, and USL will be relieved of all further liability, except with respect to any Annuities purchased on behalf of Participants.

6.14 Forfeiture – If contributions under the Plan under which the Contract is held are subject to a vesting schedule, the Participant’s Account Value may be reduced by such non-vested amounts upon termination of employment as specified by the Plan.

6.15 Distributed Contract – The Contract Owner may direct the distribution of a fully paid-up Certificate from the Contract Owner’s Plan, in which case all rights otherwise reserved in the Certificate to the Contract Owner, the Plan, or an agent of either the Contract Owner or the Plan (other than the limited authority to hold a group annuity contract, if applicable, without exercising rights thereunder) are hereby terminated, and such rights are reserved solely to You.

6.16 Applicable Law – This Certificate has been delivered to You or a designated representative in the State of New York. This Certificate will be construed in accordance with and governed by applicable law of the State of New York.

6.17 Non-Participating Contract – The Contract is non-participating and does not share in the profits or surplus of USL.

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CUSTOMER SERVICE INFORMATION

If you have any questions regarding this Certificate, please call us at

[1-800-448-2542] or write:

The United States Life Insurance Company in the City of New York

[Retirement Services Center, P.O. Box 15648, Amarillo, Texas 79105]

© The United States Life Insurance Company in the City of New York. All rights reserved.

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